Sit Investment Associates
Mutual Funds Newsletter
Summer 2016

Sit ESG Growth Fund – Responsible and Quality Investing

Sit Mutual Funds added a new product to its family of funds, expanding the total to fourteen different strategies.

The Sit ESG Growth Fund was launched on June 30, 2016. The investment style of the Fund draws on Sit's long history and expertise in growth stock investing. As an additional screen, the Fund managers select those growth stocks only from companies they believe have strong environmental, social and governance (ESG) practices – an area of the stock market attracting growing attention.

The new Fund is managed by a team of professionals who average 20+ years of investment experience, and directly guide other Sit strategies including the dividend and international growth products. The team consists of Chairman and President Roger Sit, Senior Vice President Kent Johnson, and Vice Presidents David Brown, Michael Manns, and Tasha Murdoff – all bringing breadth experience to the Fund.

The Fund's managers invest in companies that offer potential for long-term capital appreciation and emphasize earnings growth, which the Firm believes are the primary determinants of a company's potential long-term return. Several other factors are also considered in evaluating a company's prospects, including growing product or service demand and market share, management experience and capabilities, and the consistency of earnings growth. Fund managers also place great importance on financially strong companies and favor those with low debt and strong cash flow generation.

In addition to fundamental financial analysis, the stock selection process takes into consideration ESG rankings from industry-leading, third-party services that rank companies within an industry or sector based on ESG characteristics and industry-specific factors. If a company ranking is not available or is believed to be inaccurate, the investment team may utilize its own analysis to determine a ranking or rating. Generally, a company will be considered to have strong ESG practices if it is ranked within the top half of its industry.

ESG factors require subjective analysis, and screens employ a comparative weighting relative to each sector or industry, as some issues may be more relevant to one industry than another. For example, workplace safety may be a more significant issue for a construction firm than for a bank. In general, environmental measures may include a firm's waste management policy, air and water pollution impact, and renewable energy programs. Social factors may encompass product and workplace safety, customer satisfaction ratings, employee welfare, and workplace diversity. Governance issues can include a company's record on business ethics, conflicts of interest, whistle-blower programs, and lobbying or political activities.



The Sit ESG Growth Fund invests in both U.S. and foreign companies, and the Fund's managers primarily focus on large to medium-sized companies with market capitalizations in excess of $2 billion. The benchmark for the Fund is the MSCI World Index, which represents large and mid-sized companies of 23 developed market countries. Two share classes are available: Class S has a minimum investment of $5,000 for a non-IRA account ($2,000 for an IRA), and Class I that has a lower management fee and higher minimum investment of $100,000.

The Sit ESG Growth Fund may be an attractive investment option for investors who desire long-term growth potential and have a preference for investing in companies deemed to have strong ESG practices. For more information on the Fund, contact an investor services representative at 800-332-5580 or visit our website at www.sitfunds.com.

Sit Mutual Funds 2016 Annual Shareholder Luncheon

Mark your calendars for the 2016 Sit Mutual Funds annual shareholder luncheon. This year's meeting will be held at the Edina Country Club in Edina, Minnesota on Monday, October 24th at 11:30 AM.

Invitations to this year's luncheon will be mailed in late September to shareholders residing in Minnesota, Wisconsin, North Dakota, South Dakota and Iowa. All Sit Mutual Funds direct shareholders (shareholders whose accounts are maintained directly through Sit Mutual Funds) are welcome and encouraged to attend. Reservations will be accepted after September 30, 2016.

Investment Outlook and Strategy Summary ***by Roger J. Sit - Chairman and Chief Investment Officer***



In 2016 and 2017, the global economy is estimated to grow at the same subpar 2.5% pace of the past three years, but we do not anticipate a recession despite slow growth.

Inflation continues to be subdued. Growth in developed economies is offsetting slowing growth in developing economies. U.S. growth is modest; Euroland is experiencing slight growth; Japan is struggling; and China's growth appears to have stabilized. UK economic growth is very uncertain due to the country's vote to leave the European Union (Brexit). The Brexit impact is also causing tremendous uncertainty for the rest of the world's future economic growth. *For an expanded discussion of Brexit and its impact, see page four.*

The U.S. economy is still the bright spot in a global economy where most other regions of the world are struggling. Although subdued, U.S. growth (on a relative basis) is the most attractive economy among major markets across the globe, leading to focused attention on any sign of domestic softness. Our current forecast for 2016 U.S. real GDP growth is +2.0%.

U.S. first quarter 2016 GDP growth was fairly weak at +1.1%. We are expecting second quarter growth to rebound to around +2.5% or somewhat stronger. The key factor is consumer spending (approximately 70% of GDP), which strengthened during the second quarter and is on track to grow at a quarterly annualized pace that could exceed +4.0%, and will be a significant driver of growth for the quarter.

The U.S. dollar has retreated from its recent highs and stabilized at modestly lower levels. This has provided at least temporary relief to U.S. manufacturers whose pricing becomes less competitive overseas when the U.S. dollar strengthens, and has eased the headwinds that occur when converting profits back into U.S. dollars from abroad. As a result, net exports have been improving in recent months and contributed to upward revisions of first quarter GDP growth. However, there is good reason to expect the U.S. dollar may begin to appreciate in value again. The U.K.'s vote to leave the European Union has caused a flight to safety out of financial assets in Europe and other parts of the world into the U.S. If this investment flow continues, the U.S. dollar will strengthen and again cause a headwind for manufacturers in the U.S., along with other companies with meaningful foreign operations.

The June employment report was surprisingly strong, following the very weak May report. In June, 287,000 jobs were created compared with an expected 180,000. On average, 147,000 jobs were added over the three-month period (April, May and June). We expect this number to continue to trend higher toward the 200,000 level. This will be a key underpinning to support consumer spending and sustain the modest economic recovery.

Inflation remains controlled and, although it may normalize back to the 2% pace as year-over-year comparisons to much lower energy prices approach, we expect it to stabilize in that range.

At a minimum, the UK's vote to leave the European Union will leave the entire region in an extended period of political and economic uncertainty. The UK economy had already begun to lose some momentum ahead of the EU referendum, and the uncertainty associated with its exit could further dampen consumer spending and business investment. However, the decline in the British pound could benefit exporters and the domestic travel industry in the intermediate term, as well as mitigate preexisting deflationary pressures through higher import prices. Economists are highly divided on the ultimate economic impact of Brexit given the large number of unknowns.

We believe the risk of a domino effect in the European Union, with other members calling for referendums of their own, is fairly unlikely. But the rise of nationalist/populist agendas throughout Europe will likely prove an obstacle to tighter integration, risks sidelining requisite economic reforms, and diminishes the European Union's ability to respond to crises in a timely manner. Economic data ahead of the EU referendum implied that the Euro Area was on pace to achieve real GDP growth of +1.5% to +2.0% in 2016. It remains to be seen, however, to what degree (and how soon) the UK's exit will impact economic activity.

Evidence suggests that Japan's Prime Minister Abe's policy agenda – a mix of fiscal stimulus, monetary easing, and structural reforms (dubbed "Abenomics") – is not performing as advertised. Growth remains languid with recent readings hovering around zero – three years into the process.

After stronger-than-expected economic growth in March, data suggests momentum in China moderated somewhat in April and stabilized in May. Increased global uncertainty related to Brexit could add to the downward pressure on growth. While the impact from direct trade should be moderate, the fallout could be more than expected, given the relatively weak conditions in China and globally. In response to Brexit, the People's Bank of China has communicated to the market that it will keep monetary policy prudent, while also ensuring ample liquidity to maintain financial stability. We continue to have concerns about China's recovery and still remain largely cautious.

The uncertain global economic growth environment has resulted in central banks worldwide utilizing extremely unconventional monetary policies. The U.S. Federal Reserve, the Bank of England, the Bank of Japan, the Bank of China, and the European Central Bank have all been aggressive in providing material liquidity or quantitative easing. After Brexit, most of the central banks have reiterated their policy of being very accommodative. Global interest rates are at historically low levels and, in many countries, at negative levels. Equity and fixed income markets in the U.S. and globally have significantly benefitted and continue to benefit from this ongoing central bank liquidity and low/negative interest rates, which are creating a "risk on" market – encouraging inexpensive money to be invested and propelling the global equity markets to new highs. Investors believe that worldwide government policies will keep us from a recession. In fixed income markets, global yields are at all-time lows. The dearth of income and the search for yield has been pushing investors to the U.S. bond and equity markets.

There are real concerns of diminishing benefits from accommodative policies, and there are no alternatives to stimulate economic growth. Recent events, such as the weak May and strong June employment reports, the slowing Chinese economy, and Brexit, have raised uncertainty about economic growth and financial market

prospects to the highest levels since the aftermath of the financial crisis. Speculation runs high as to when the Federal Reserve will increase the federal funds target rate. , and we think We think it is unlikely that the Fed will take any action before the end of this year.

Fixed Income

Taxable Bonds: Treasury yields decreased during the second quarter of 2016 and the yield curve flattened. The combination of slow first quarter domestic growth, volatile movements in employment figures, and Brexit contributed to driving yields down significantly. As a result, capital markets pushed out expectations for increases in the target range for the federal funds rate. The decrease in interest rates benefitted fixed income sectors; all posted positive returns for the quarter. Corporate bonds, driven by their longer duration and yield advantage, were the best-performing sector. The continued recovery in oil prices also provided additional price appreciation for energy bonds. Despite strong performance from long Treasury bonds, the Treasury sector (as a whole) modestly underperformed for the quarter due to its relatively lower yield. Government agency mortgage-backed securities also generally underperformed because of their shorter duration, but still provided positive total return.

The environment of global negative interest rates and continued central bank intervention around the world will remain challenging. We expect yields to rise at a slow and measured pace as European uncertainty fades and domestic economic activity continues its modest upward trajectory. We continue to position taxable bond portfolios defensively within the current volatile environment while maintaining an emphasis on liquidity and quality. We are targeting portfolio durations that are shorter than respective benchmarks, while also making tactical adjustments as opportunities arise.

Municipal Bonds: Tax-exempt municipal bonds once again ended the quarter with a lower and much flatter yield curve. Yields on all maturities declined across the curve, with longer-dated maturities experiencing the greatest declines. As a result of yield curve moves over the quarter, short and intermediate tax-exempt bonds remain attractively priced relative to Treasuries, but longer maturities are not. The yield on the Bond Buyer 40-Bond Index underwent a fairly steady decline over the quarter. The decline was capped off by a sharp move after the Brexit vote; the Index ended June yielding a historic low of 3.75%.

During the quarter, municipal returns were positive across all duration and credit quality strata. Bonds with longer maturities outperformed those with shorter maturities. Lower quality bonds outperformed relative to more highly-rated bonds. Bonds with BBB ratings experienced the strongest investment grade performance. Revenue bonds outpaced general obligation bonds during the quarter. The strongest performing sector within revenue bonds was hospital bonds.

Tax-exempt fund flows continued to be positive, posting a 39th consecutive week of net inflows to finish the quarter. Over $31 billion has come into tax-exempt bond funds this year through June 2016, with $17 billion of inflows occurring in the second quarter. Worldwide, it is estimated that over $10 trillion of fixed income assets were trading at negative yields and many crossover and international buyers are also believed to be supporting the tax-exempt market.

We generally expect yields to remain near current levels through the third quarter. Our tax-exempt investment strategy continues to place a heavy emphasis on income, which we believe to be the primary driver of returns over a full market cycle. As a result, we expect to maintain durations at or near their current levels and continue to invest in bonds with higher credit quality ratings and short call features.

Global Equities

U.S. equity markets rose modestly in June, but experienced significant turmoil during the month as a result of the Brexit vote. Declining about -5% over the two days following the vote, the market recovered most of the losses in the following three days. The S&P® 500 Index rose +0.3% and +2.5% for the month and second quarter, respectively. International markets, as defined by the MSCI EAFE Index, were down -3.4% and -1.5% for the month and quarter, respectively.

Uncertainty surrounding economic growth and the outlook for financial markets is at the most elevated level since the financial crisis. Investors have been dealing with the volatility created by U.S. economic data, which fluctuates between weak and strong, and concerns about the economic slowdown in China for some time. Now the final outcome and consequences of Brexit have added an entirely new layer of uncertainty to an already challenged global economy. The uncertainty has ignited a flight to quality that has caused large investment flows into U.S. dollar-denominated assets. We expect this trend to persist and result in more strength in the U.S. dollar.

The uncertain global economic growth environment is also creating concerns for corporate earnings growth, the key driver for stock price appreciation. We view equity valuations globally as fair – particularly given the prospect for controlled levels of inflation. As a result, we expect future market and stock price appreciation to be more the result of earnings growth than multiple expansion. We estimate that earnings growth year-over-year will be flat to modestly negative in 2016. Lack of meaningful earnings growth and reasonable valuations will likely cause markets to be more volatile.

We believe we are in a "stock picker's" market and forecast that companies with strong fundamentals and quality earnings growth generated from sales increases and margin improvement should outperform. We prefer a diversified portfolio of stocks in technology and health technology sectors as well as selected opportunistic investments in the financial services and transportation sectors. Geographically, we like companies exposed to the U.S., Asia ex-Japan and continental Europe. During the quarter, we continued to adjust portfolios somewhat more defensively given the uncertainty surrounding Brexit and overall concerns of a slowing macro global environment.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Master of Business Administration from the Harvard Graduate School of Business.

Brexit – Tempest in a Teapot?

There are several concerns that warrant addressing with respect to Brexit – the UK June 23rd vote to leave the European Union. The first is the psychological impact on consumers and investors created by the uncertainty of the situation. While many of these concerns may prove to be exaggerated, it is possible they might gather enough momentum to become self-fulfilling. The second concern is the actual impact of the UK withdrawal from the EU. Although the transition may be more painful, once it is completed it will mean trade is more expensive, and the flow of goods, money, and people will be hindered. While this is not positive, it is not a crushing blow to the UK or any of its trading partners.

Ultimately, despite the inconveniences outlined above, the UK will still be the most business-friendly country in Europe, as the Employment Protection Legislation Indicator and the Ease of Doing Business Ranking charts show below. Finally, there is the risk that other nations might opt to pull out of the EU as well. However, we believe this is unlikely.


OECD Employment Protection Legislation Indicator
3.0
2.7
2.4
2.1
1.8
1.5
Italy
Germany
France
Portugal
Sweden
Spain
Norway
Switzerland
Japan
Australia
UK
Source: OECD, 7/2016


Ease of Doing Business Ranking
50
40
30
20
10
0
Italy
Japan
Spain
France
Switzerland
Portugal
Germany
Australia
Norway
Sweden
UK
Source: World Bank, 7/2016

There are a number of important reasons why we believe other nations will not withdraw from the EU. A key reason is that no net receiver country (i.e., countries that receive more payments from the EU than they contribute) is likely to leave. This accounts for more than half of the member states. Among the net contributor countries, by far the largest are Germany and France, which together account for almost 40 percent of the EU budget. If Italy were added to this group, it would make up just under half of the EU budget. Although Italy is a net contributing country, it can easily be argued that it is actually a net beneficiary due to the substantially lower interest rates its membership provides. The UK accounts for 12 percent of the EU budget, so an important question is which countries will bear the additional burden, once the UK is no longer contributing. One of the more likely scenarios is an equal sharing of that burden among the contributing nations as a group and the receiver nations as a group, as illustrated in the ***50-50% Burden Sharing Scenario chart below***.


50-50% Burden Sharing Scenario: Sharing between net contributors and receivers
% of GDP
Delta: Net fiscal contributors
Delta: Net fiscal receivers
0.00
-0.05
-0.10
-0.15
-0.20
-0.25
-0.30
-0.35
Hungary
Lithuania
Latvia
Bulgaria
Estonia
Poland
Luxembourg
Greece
Romania
Portugal
Czech
Slovakia
Slovenia
Malta
Belgium
Sweden
Netherlands
Germany
Denmark
Austria
France
Finland
Italy
Cyprus
Spain
Croatia
Sources: DB European Economics and FX Strategy, 7/2016

It is true that France and Germany bear a large share of the financial burden for the European Union. From this perspective, they appear to be likely candidates for potential withdrawal, but both countries have deep-seated political reasons to maintain the EU. The precursor to the European Union (a coal and steel union) was established in the early 1950s with the idea that strong economic ties between France and Germany could prevent further conflict in Europe, as these two nations were key powers in both World Wars. The political symbolism for both countries is almost certain to prevent either from withdrawing, despite the economic cost.

A final note on Brexit: Although unlikely, it is possible that the lengthy process for exit (as the withdrawal negotiations progress) will afford voters an opportunity to better understand the costs of exit and could result in a reversal of sentiment. Under this scenario, it is possible that the UK would remain in the EU. The level of uncertainty surrounding Brexit events will persist for some time as the process unfolds.

Qualified Charitable Distributions

If you're feeling charitably inclined during retirement and would like to keep your taxable income low, consider making a qualified charitable distribution (QCD) from your IRA. You must be 70½ years old for the distribution to count toward your annual required minimum distribution, but charitable contributions are limited to a $100,000 maximum per year. QCDs may be made from Traditional, Roth, SIMPLE and inactive SEP IRAs; they cannot be made from profit sharing or pension plans.

You're not permitted to deduct the distribution as a charitable contribution, but the distribution is not considered taxable income and could help other parts of your tax situation. For example, if you're able to keep your annual income low enough, your Social Security benefits will not be taxable (or will be taxable at a lower rate).

To request a QCD from your Sit IRA, submit a Medallion Signature Guaranteed letter of instruction that includes the fund and account number from which to make the redemption, the amount, the name of the charity and its address.

To report a QCD on your Form 1040, report the full amount of the QCD on the line for IRA distributions. Where it asks for the taxable amount, you can enter zero followed by "QCD." See the Form 1040 instructions for more information.

Baby Boomers Approach Retirement **by Steve Benjamin, CEBS, CRPC**

Baby boomers – those who were born between 1946-1964 –have been moving into their retirement years for a while now. In fact, 20 million baby boomers have already turned 65 and another 10,000 are turning 65 every day. And although many baby boomers choose to stay in the workforce, others have no choice but to keep working due to their insufficient savings. A recent study published by the U.S. Government Accountability Office found that an astonishing 53% of 55 - 64 year-olds have less than $20,000 in retirement savings. But regardless of the amount you have saved for retirement, the following are steps that boomers, or anyone, can take to improve your financial future.

Retirment Savings of Households Age 55 - 64	
Assets	Percentage
$0	41%
$1 - $20,000	12%
$20,000 - $50,000	8%
$50,000 - $100,000	8%
$100,000 - $250,000	13%
$250,000 - $500,000	9%
$500,000+	9%

Source: USGAO

Savings Options

If your employer offers a retirement plan (e.g. 401(k), 403(b), SIMPLE, 457, etc.), be sure to save part of your salary before you have a chance to spend it. With a 401(k), you can contribute the lesser of 100% of your annual compensation or $18,000 ($24,000 if you're 50 or over). If you're already saving but haven't increased your contribution in a while, increase it by 1% or 2% and make a point to do this annually over the next few years. Chances are, you may not notice the difference in your paychecks. And if you don't have it, you can't spend it! Don't forget that many companies match their employees' retirement contributions, so strive to capture the full amount of the matching contribution, which is "free money." A recent study found that one in four Americans miss out on the full company match by not saving enough. The typical amount of free money missed per year was a whopping $1,336.

Regardless of whether your company offers a retirement plan, you can open and fund a Traditional or Roth IRA as long as you have earned income (e.g., wages, bonuses, tips, commissions, self-employment income, etc.) during the year. You can contribute the lesser of 100% of your annual income or $5,500 ($6,500 if you're 50 or over). Although you cannot contribute to a Traditional IRA once you reach age 70½, you can contribute to a Roth IRA at any age, as long as you have earned income.

Tax Considerations

Company retirement plans and Traditional IRAs have specific rules that often apply to your age concerning how and when distributions are taxable. For example, if you leave your employer in the year you turn age 55 or later, distributions from the company retirement plan are taxable but are not subject to a 10% penalty tax. For Traditional IRAs, however, distributions prior to turning age 59½ are taxable and subject to a 10% penalty tax. (There are a few exceptions to the 10% penalty.) Since Roth IRA contributions are not tax deductible, you can take a distribution of the total amount of your contributions at any time with no tax liability whatsoever.

Would you like your retirement distributions to be tax-free? You can make this dream a reality if you choose to convert some or all of your retirement assets to a Roth 401(k) or Roth IRA. Keep in mind that conversions are taxable, which, for even a relatively modest conversion, could get rather expensive. For example, if you converted $10,000 of a Traditional IRA to a Roth IRA, are in the 15% federal tax bracket and 5% state tax bracket, you would owe $2,000 in taxes. Your $10,000 would then grow tax-free until you withdraw it. So it boils down to this: Would you prefer to voluntarily pay taxes today to avoid paying taxes during retirement or would you like to continue to postpone paying taxes for as long as possible until you make withdrawals sometime in the future?

Required Minimum Distributions

You won't, however, be able to postpone paying taxes indefinitely because the IRS requires that you begin taking retirement plan and IRA withdrawals in the year you turn age 70½. (If you don't fully deplete your account before you die, your beneficiary will be required to pay taxes on future withdrawals.) If you don't need the distributions sent to you, you can move your retirement funds into a non-IRA account. Although the distribution is still taxable, your assets can remain invested and keep working for you. Or, if you have a loved one under the age of 18 who plans to go to college, up to $2,000 of your required distribution can fund a Sit Coverdell Education Savings Account for them.

New Rollover Rules

If you plan to withdraw IRA money and pay it back to an IRA within 60 days, be sure that you're familiar with the new IRS rollover rules. Until recently, an IRA distribution could be rolled back into an IRA within 60 days of the distribution and no taxes would be owed. This rule applied to each IRA individually. However, the new rollover rules aggregate all of your IRAs (e.g. Traditional, Roth, SIMPLE, SEP) so that you may complete only one 60-day rollover every 365 days. If you want to move your IRA to a new institution, be sure to complete it as a transfer (not a rollover) by asking the receiving institution for an IRA transfer form. There are no restrictions on the number of IRA transfers you may make each year.

Know Who Your Beneficiaries Are

People tend to spend more time thinking about the market, taxes, or an upcoming vacation than they do selecting a beneficiary for their investment account.

When prompted for a beneficiary at the time an account is opened, it's common for individuals to make a snap decision and fill in a name (or skip the section entirely) only to never revisit the issue again. It is important to note that a beneficiary designation listed on an account is legally binding and takes precedence over the wishes expressed in your will, which can result in a nasty situation if your account has not been updated to reflect your preferred beneficiaries, particularly if there has been a marriage, divorce, or birth of a child or grandchild. In addition to a change in family status, it is also important to review your account beneficiaries if you're working on your estate plan or have established a trust.

To check your beneficiary on your Sit account, call 1-800-332-5580 or go to www.sitfunds.com, log into your account, then select the "Account Information" tab and then "Beneficiaries."

Sit Dividend Growth Fund

As of June 30, 2016

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Michael J. Stellmacher, CFA, 25 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	**1.66**	**3.94**	**9.97**	**10.57**	**8.59**	**9.02**	**1.68**	**2.00**
S&P 500® Index	2.46	3.99	11.66	12.10	7.42	7.41		
Class S Shares	**1.61**	**3.68**	**9.71**	**10.30**	**8.31**	**8.12**	**1.44**	**1.73**
S&P 500 Index	2.46	3.99	11.66	12.10	7.42	7.08		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Verizon Communications, Inc.	3.3	CVS Health Corp.	2.0
Microsoft Corp.	3.2	Home Depot, Inc.	2.0
Medtronic, PLC	2.9	Wells Fargo & Co.	2.0
Johnson & Johnson	2.7	Intel Corp.	1.9
Pfizer, Inc.	2.6	PepsiCo, Inc.	1.9
		Total	24.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.9
Health Technology	16.4
Electronic Technology	7.7
Producer Manufacturing	7.6
Consumer Non-Durables	7.1
Retail Trade	5.7
Utilities	5.3
Technology Services	4.9
Sectors Less Than 4.5%	25.6
Cash and Other Net Assets	1.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$942.2
S Share Assets (Millions):	$67.6
Number of Holdings:	84
Wtd. Avg. Market Cap (Billions):	$107.4
Median Market Cap (Billions):	$41.1
Turnover Rate:	75.9 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of June 30, 2016

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	Annualized Returns: Since Inception	30-Day SEC Yield(1)
Class I Shares	**3.66**	**1.71**	**1.30**	**1.36**
Class S Shares	**3.60**	**1.46**	**1.05**	**1.11**
Russell 2000® Index	3.79	-6.73	-6.34	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOP TEN HOLDINGS

Company Name	% of Net Assets
MKS Instruments, Inc.	1.9
Deluxe Corp.	1.8
Physicians Realty Trust	1.8
Thor Industries, Inc.	1.6
Monolithic Power Systems, Inc.	1.6
Dunkin' Brands Group, Inc.	1.5
Sovran Self Storage, Inc.	1.5
DST Systems, Inc.	1.5
Waste Connections, Inc.	1.5
Spire, Inc.	1.5
Total	16.2

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.0
Consumer Services	8.8
Consumer Durables	7.3
Commercial Services	6.5
Process Industries	6.5
Producer Manufacturing	6.2
Consumer Non-Durables	5.3
Electronic Technology	4.7
Sectors Less Than 4.5%	25.6
Cash and Other Net Assets	6.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$5.8
S Share Assets (Millions):	$2.6
Number of Holdings:	93
Wtd. Avg. Market Cap (Billions):	$3.7
Median Market Cap (Billions):	$3.2
Turnover Rate:	26.4 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 24 years
Michael T. Manns, 29 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of June 30, 2016

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 26 years
- Kent L. Johnson, CFA, 27 years
- Raymond E. Sit, 23 years
- Michael J. Stellmacher, CFA, 25 years
- Tasha M. Murdoff, 20 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**1.19**	**-1.67**	**5.49**	**5.91**	**8.29**	**1.73**
Class S Shares	**1.13**	**-1.89**	**5.25**	**5.67**	**8.02**	**1.49**
MSCI World Index	1.01	-2.78	6.95	6.63	6.67	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.8
Health Technology	14.7
Consumer Non-Durables	9.0
Producer Manufacturing	8.1
Retail Trade	6.6
Electronic Technology	5.7
Communications	5.3
Technology Services	4.9
Sectors Less Than 4.9%	24.0
Cash and Other Net Assets	3.9

PORTFOLIO COUNTRY ALLOCATION (%)

United States	55.7
Switzerland	8.3
United Kingdom	5.7
Ireland	4.4
France	4.3
Netherlands	4.3
Germany	2.4
Canada	2.3
7 Countries Less Than 2.3%	8.7
Cash and Other Assets	3.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Medtronic, PLC	3.2
Verizon Communications, Inc.	3.1
Roche Holding AG	3.0
Pfizer, Inc.	2.5
Microsoft Corp.	2.5
Nestle SA	2.5
BCE, Inc.	2.3
Diageo, PLC, ADR	2.2
Apple, Inc.	2.0
RELX NV	2.0
Total	14.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$22.3
S Share Assets (Millions):	$2.9
Number of Holdings:	65
Wtd. Avg. Market Cap (Billions):	$115.7
Median Market Cap (Billions):	$60.7
Turnover Rate:	48.3 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of June 30, 2016

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**0.30**	**1.47**	**7.81**	**7.65**	**5.90**	**6.71**
S&P 500® Index	2.46	3.99	11.66	12.10	7.42	9.02
Barclays Aggregate Bond Index	2.21	6.00	4.06	3.76	5.13	5.62

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Medtronic, PLC	2.1
Alphabet, Inc.	2.0
Visa, Inc.	1.9
Apple, Inc.	1.8
Verizon Communications, Inc.	1.5

Bonds

Company Name	% of Net Assets
U.S. Treasury Strips, 2.91%, 5/15/44	1.4
FHLMC, 5.00%, 10/1/43	0.8
FNMA, 5.50%, 10/1/33	0.7
FNMA, 6.00%, 8/1/37	0.7
AllianceBernstein Income Fund, Inc.	0.6

PORTFOLIO ALLOCATION (%)

Stocks	61.6
Bonds	33.9
Cash and Other Net Assets	4.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.5
Number of Holdings:	225

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Bryce A. Doty, CFA, 26 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit Large Cap Growth Fund

As of June 30, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Ronald D. Sit, CFA, 32 years
Michael J. Stellmacher, CFA, 25 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**-1.61**	**-0.89**	**10.46**	**9.94**	**6.80**	**9.70**
Russell 1000® Growth Index	0.61	3.02	13.07	12.35	8.78	10.87

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.2	Facebook, Inc.	2.7
Apple, Inc.	4.5	PepsiCo, Inc.	2.6
Medtronic, PLC	3.2	Verizon Communications, Inc.	2.4
Microsoft Corp.	3.0	Adobe Systems, Inc.	2.4
Visa, Inc.	2.9	Home Depot, Inc.	2.2
		Total	32.1

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	21.2
Health Technology	15.7
Electronic Technology	10.2
Consumer Services	7.6
Retail Trade	7.6
Consumer Non-Durables	7.5
Producer Manufacturing	6.6
Transportation	3.6
Sectors Less Than 3.5%	15.6
Cash and Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$117.5
Number of Holdings:	74
Wtd. Avg. Market Cap (Billions):	137.5
Median Market Cap (Billions):	61.8
Turnover Rate:	20.1 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of June 30, 2016

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**-1.09**	**-9.97**	**7.38**	**7.12**	**6.03**	**11.31**
Russell Midcap® Growth Index	1.56	-2.14	10.52	9.98	8.12	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ulta Salon Cosmetics & Fragrance, Inc.	3.1	Waste Connections, Inc.	2.3
TJX Cos., Inc.	3.1	Thermo Fisher Scientific, Inc.	2.1
Ultimate Software Group, Inc.	2.9	Skyworks Solutions, Inc.	2.0
Ecolab, Inc.	2.7	priceline.com, Inc.	1.9
Broadcom, Ltd.	2.5	Amsurg Corp.	1.8
		Total	24.4

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	12.6
Health Technology	10.9
Finance	8.8
Electronic Technology	8.7
Producer Manufacturing	7.4
Retail Trade	7.1
Health Services	5.9
Commercial Services	5.3
Sectors Less Than 5.3%	26.4
Cash and Other Net Assets	6.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$139.5
Number of Holdings:	76
Wtd. Avg. Market Cap (Billions):	$19.3
Median Market Cap (Billions):	$10.3
Turnover Rate:	21.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 24 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of June 30, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Kent L. Johnson, CFA, 27 years
Robert W. Sit, CFA, 24 years
Michael J. Stellmacher, CFA, 25 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**-1.55**	**-16.00**	**4.35**	**5.35**	**5.45**	**9.71**
Russell 2000® Growth Index	3.24	-10.75	7.74	8.51	7.14	7.34

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	3.1	Skyworks Solutions, Inc.	2.1
Waste Connections, Inc.	2.3	Acadia Healthcare Co., Inc.	2.0
Snap-On, Inc.	2.2	Amsurg Corp.	1.9
Manhattan Associates, Inc.	2.1	Healthcare Services Group, Inc.	1.8
Ulta Salon Cosmetics & Fragrance, Inc.	2.1	First Republic Bank/CA	1.8
		Total	21.5

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	14.7
Health Technology	11.3
Finance	9.2
Health Services	9.1
Producer Manufacturing	8.7
Electronic Technology	7.6
Consumer Durables	7.5
Consumer Services	5.8
Sectors Less Than 5.5%	24.4
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$81.2
Number of Holdings:	92
Wtd. Avg. Market Cap (Billions):	$6.1
Median Market Cap (Billions):	$3.4
Turnover Rate:	27.4 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of June 30, 2016

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-1.03**	**-8.19**	**1.97**	**1.73**	**1.20**	**3.65**
MSCI EAFE Index	-1.46	-10.16	2.06	1.68	1.58	4.80

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Consumer Non-Durables	17.0
Health Technology	14.6
Finance	9.5
Producer Manufacturing	8.6
Technology Services	6.4
Commercial Services	5.9
Process Industries	5.9
Electronic Technology	5.6
Sectors Less Than 5.5%	23.2
Cash and Other Net Assets	3.3

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	23.0
Japan	10.1
Netherlands	9.9
Switzerland	9.1
France	8.7
Germany	7.2
China/Hong Kong	5.2
Canada	4.2
11 Countries Less Than 4.2%	19.3
Cash and Other Assets	3.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.4
Medtronic, PLC	2.5
Diageo, PLC, ADR	2.5
Iberdrola SA	2.3
Astellas Pharma, Inc.	2.1
Roche Holding AG	2.0
Reckitt Benckiser Group, PLC	2.0
British American Tobacco, PLC	2.0
DS Smith, PLC	2.0
RELX NV	1.9
Total	22.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$20.4
Number of Holdings:	70
Wtd. Avg. Market Cap (Billions):	$56.2
Median Market Cap (Billions):	$28.2
Turnover Rate:	37.9 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Tasha M. Murdoff, 20 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of June 30, 2016

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 26 years
Raymond E. Sit, 23 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**2.68**	**-14.42**	**-3.75**	**-5.62**	**1.11**	**3.14**
MSCI Emerging Markets Index	-0.32	-14.21	-3.92	-6.16	1.10	2.55

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	17.3
Electronic Technology	14.6
Consumer Services	12.0
Consumer Non-Durables	8.4
Producer Manufacturing	6.6
Technology Services	6.2
Retail Trade	4.7
Utilities	4.7
Sectors Less Than 4.5%	22.3
Cash and Other Net Assets	3.2

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	26.7
South Korea	14.1
Brazil	8.0
South Africa	7.7
Taiwan	7.0
India	6.5
Turkey	3.5
United States	3.5
10 Countries Less Than 3.5%	19.8
Cash and Other Assets	3.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	4.7
Samsung Electronics Co., Ltd.	4.2
Naspers, Ltd.	4.0
TAL Education Group, ADR	3.5
NICE Systems, Ltd., ADR	3.2
Taiwan Semiconductor Co.	3.1
Korea Electric Power Corp.	2.9
iShares MSCI India ETF	2.9
China Mobile, Ltd., ADR	2.9
Shinhan Financial Group Co., Ltd.	2.8
Total	34.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$7.3
Number of Holdings:	54
Wtd. Avg. Market Cap (Billions):	$57.9
Median Market Cap (Billions):	$14.0
Turnover Rate:	28.1 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of June 30, 2016

FUND PERFORMANCE (%)

	Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
U.S. Government Securities	**0.72**	**2.45**	**1.67**	**1.27**	**3.67**	**5.58**	**2.51**
Barclays Interm. Gov't Index	1.24	3.93	2.41	2.31	4.07	5.82	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	50.3
FNMA Pass-Through	20.7
GNMA Pass-Through	13.7
FHLMC Pass-Through	7.6
Asset-Backed	2.1
U.S. Treasury/Federal Agy.	1.5
Cash & Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$680.6
Average Maturity:	19.4 Years
Effective Duration:	0.9 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Michael C. Brilley, 48 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 29 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page. of this publication.

Sit Quality Income Fund

As of June 30, 2016

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be 'A' or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 29 years
Christopher M. Rasmussen, CFA, 16 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Quality Income	**0.35**	**0.24**	**0.40**	**0.42**	**1.53**
Barclays U.S. 1-3 Gov't/Credit Index	0.67	1.59	1.22	1.06	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	30.7
Asset-Backed (non-agency)	17.7
Corporate Bonds	10.7
Mortgage Pass-Through (Agy.)	18.4
CMO (non-agency)	8.1
Taxable Municipal	4.7
Taxable Municipal (Agy-Backed)	4.5
Cash & Other Net Assets	5.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$60.9
Average Maturity:	7.5 Years
Effective Duration:	0.3 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of June 30, 2016

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**3.22**	**9.85**	**7.45**	**6.90**	**4.76**	**5.46**
Barclays 5-Year Muni Index	1.16	4.19	3.23	3.04	4.35	5.26

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	2.47

Tax-Equivalent 30-Day Yields	
28.0% Tax Rate	3.43
36.8% Tax Rate	3.91
38.8% Tax Rate	4.04
43.4% Tax Rate	4.36

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	22.0
Multi Family Mortgage	21.0
Other Revenue	10.0
General Obligation	7.1
Education/Student Loan	6.5
Insured	6.5
Investment Companies	5.5
Hospital / Health Care	4.3
Sectors Less Than 4.0%	9.2
Cash and Other Net Assets	7.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$161.2
Average Maturity:	16.6 Years
Duration to Estimated Avg. Life:	5.5 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Paul J. Jungquist, CFA, 22 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2016

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Paul J. Jungquist, CFA, 22 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**2.74**	**7.37**	**5.64**	**5.44**	**4.86**	**5.00**
Barclays 5-Year Muni Bond Index	1.16	4.19	3.23	3.04	4.35	4.55

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	2.09

Tax-Equivalent 30-Day Yields	
33.65% Tax Rate	3.15
43.03% Tax Rate	3.67
44.83% Tax Rate	3.79
48.98% Tax Rate	4.10

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85% as applicable.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.0
Single Family Mortgage	15.8
Hospital / Health Care	15.3
Education/Student Loan	12.5
Other Revenue	5.9
Municipal Lease	5.7
General Obligation	4.3
Utility	4.3
Sectors Less Than 4.0%	11.1
Cash and Other Net Assets	6.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$553.2
Average Maturity:	15.5 Years
Duration to Estimated Avg. Life:	5.0 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Sit ESG Growth Fund – Responsible and Quality Investing • Sit Annual Shareholder Luncheon • Investment Outlook and Strategy Summary • Brexit – Tempest in a Teapot? • Qualified Charitable Distributions • Baby Boomers Approach Retirement • Sit Mutual Funds Second Quarter 2016 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund:
Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.